ISONICS CORPORATION

AMENDMENT NO. 1
to
SECURED CONVERTIBLE DEBENTURE DUE MAY 31, 2009

THIS DEBENTURE AMENDMENT SHOULD BE ATTACHED TO THE
ORIGINAL DEBENTURE CERTIFICATE

This Amendment No. 1 to Secured Convertible Debenture (this “Amendment”) is issued in connection with Secured Convertible Debenture (No. CCP-3) (the “Debenture”) issued by Isonics Corporation (the “Company”) to YA Global Investments, L.P. (f/k/a Cornell Capital Partners, L.P.) (the “Holder”) in the original principal amount of Ten Million Dollars ($10,000,000) as amended by the Document Amendment Agreement, dated April 5, 2007, by and among the Company and the Holder.  Capitalized terms used but not defined herein have the meaning given thereto in the Debenture.

THIS CERTIFIES THAT, the following amendments are hereby made to the Debenture:

•	Interest shall accrue on the outstanding principal balance of the Debenture at an annual rate equal to thirteen percent (13%) effective as of June 13, 2008.

•
The Conversion Price shall be the lower of (i) $.03 (the “Fixed Conversion Price”) or (ii) eighty percent (80%) of the lowest Volume Weighted Average Price in the ten trading days prior to the Conversion Date (the “Market Conversion Price”).

•	The Maturity Date is October 31, 2009.

IN WITNESS WHEREOF, the Company has caused this Amendment to be signed by its duly authorized officer.

ISONICS CORPORATION

By:	/s/ John Sakys
Name:	John Sakys
Title:	President
Dated:  June 13, 2008

Agreed to and acknowledged:

YA GLOBAL INVESTMENTS, L.P.

By:	Yorkville Advisors, LLC
Its:	Investment Manager

By:	/s/ Mark Angelo
Name:	Mark Angelo
Title:	Portfolio Manager